KAR Auction Services, Inc.

13085 Hamilton Crossing Blvd.

Carmel, IN 46032

November 9, 2009

BY HAND AND BY EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	KAR Auction Services, Inc. (formerly KAR Holdings, Inc.)

Registration Statement on Form S-1 (File No. 333-161907)

Dear Mr. Owings:

On behalf of KAR Auction Services, Inc. (formerly KAR Holdings, Inc.), a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on October 20, 2009.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of November 5, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Summary, page 1

Our Company, page 1

1.	We note your response to comment four of our letter dated October 14, 2009. The support you provide for the statement that you “are a leading provider of vehicle auction services in North America” seems to indicate that this statement is based upon number of car auction sites. Please revise your disclosure to include this measurement. Also, please provide the underlying support for the statistics you cite at Tab 5 of the materials you provided, such as the data provided by the Bureau of Transportation Statistics and CCC Information Services.

The Company notes the Staff’s comment and respectfully submits that the statement “[w]e are a leading provider of vehicle auction services in North America” is based on the number of vehicles sold annually in addition to the number of vehicle auction sites. On page ii of the Registration Statement under the heading “Industry and Market Data,” the Company states: “In this prospectus, references to our market share or market position for ADESA and IAAI are based on the number of vehicles sold annually.” By letter dated October 20, 2009, the Company submitted supplementally to the Staff materials (the “Supplemental Materials”) that included support for the statement on the basis of (1) market share and estimated market share data, (2) the number of vehicle auction sites and (3) qualitative statements and rankings by third parties.

The Company is also submitting to the Staff supplementally as Annex A materials that include support for the statistics cited at Tab 5 of the Supplemental Materials.

Unaudited Pro Forma Consolidated Statement of Operations, page 36

2.	We note your response to comment 11 of our letter dated October 14, 2009. Please explain the recurring nature of adjustment (a). Adjustments can be reflected in the pro forma income statement for effects of a continuing nature only. Material nonrecurring charges or credits and related tax effects that are a direct result of the transaction and that will be included in income of the registrant within 12 months following the transaction should not be included in the pro forma income statement. These nonrecurring charges or credits should be separately disclosed, and the pro forma income statement should indicate that nonrecurring items have not been included. Reference is made to Rule 11-02(b)(6) of Regulations S-X.

The Company has revised the pro forma consolidated statements on pages 36 and 37 in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition... page 42

3.

We note your response to comment 16 of our October 14, 2009 letter and your related revisions on page 42. We reissue our comment in part. Please explain why you expect the annual number of used vehicle sales at whole car auctions in North America will be consistent with the range of vehicles sold from 1999 to 2008. You state that the number of whole cars sold at auction is dependent on the consistent population of cars on the road, but you provide no related analysis or information in support of your expectation of consistent sales.

During the last ten years, despite fluctuations in economic conditions, new vehicle sales and “churn” (i.e., the rate of ownership transfer of vehicles in the used vehicle market), used vehicle auction volumes in North America have remained within the relatively narrow range of approximately 9.2 to 10.0 million used vehicles per year. The Company believes that, despite challenging conditions in the overall economy and the automotive industry in 2008 and earlier in 2009 and the attendant fluctuations in new vehicle sales and “churn,” used vehicle auction volumes in North America will continue to be consistent with the range of approximately 9.2 to 10.0 million used vehicles per year. The Company believes that one reason used vehicle auction volumes have remained consistent is that the total vehicle population in the United States has increased from 1999 to 2008 and therefore the used vehicle market, and hence the used vehicle auction industry, has an even larger “inventory” of potential transactions to draw from. According to vehicle registration data from R.L. Polk & Co., the vehicle population in the United States has increased from 209.5 million units in 1999 to 249.8 million units in 2008. A larger vehicle population may offset any short-term decreases in new vehicle sales. The Company also bases its belief that used vehicle auction volumes in North America in the foreseeable future will be consistent with the range of approximately 9.2 to 10.0 million used vehicles per year on the Company’s internal analyses and inquiries to industry sources.

4.	We note that in response to comment 17 of our letter, you deleted your discussion of the significant changes in the economy that were affecting all of your business segments. Please advise us how you determined that the impact of these economic trends was not sufficiently material as to be disclosed in your filing. Refer to Item 303(a)(3) of Regulation S-K.

The Company has revised the disclosure on page 43 to add discussion of the effect of the economic downturn on the Company’s business in 2008 and earlier in 2009 and on revenue for each of ADESA and IAAI for the nine months ended September 30, 2009 in accordance with the Staff’s comment.

Operating Results Summary for the Years Ended December 31, 2008, 2007 and 2006, page 49

5.

You state you had no operations prior to the 2007 Transactions on April 20, 2007 however, in identifying ADESA and IAAI as your predecessors, your financial statements are comprised of predecessor and successor periods. For the purpose of discussing your results of operations, you must discuss the period covered by your historical financial statements and use year to year comparisons, where appropriate, to enhance a reader’s understanding. The reason for any discussions on a stand-alone basis should also be explained. Where the pre and post transaction periods for 2007 are separately presented in the historical financial statements, and represent different basis of accounting, it is inappropriate to merely combine information for the predecessor/successor periods. Please revise your disclosure and discussion accordingly. In this regard, please include a discussion of your historical results of operations for each predecessor for the period of January 1, 2007 to April 19, 2007 and the year ended December 31, 2006. In addition, please clarify your historical financial statements include the predecessor period and the basis for your presentation of ADESA and IAAI as predecessors.

The Company has revised its disclosure on pages 55 to 60 to include a discussion of the historical results of operations for each predecessor, ADESA and IAAI, for the period of January 1, 2007 to April 19, 2007 compared with the year ended December 31, 2006. The Company also included the word “predecessor” in front of both ADESA and IAAI in the heading to the historical results of operations discussions. Further, the Company has added an explanatory paragraph on page 50 to identify ADESA and IAAI as predecessors and explain the basis for the presentation of both as predecessors.

6.	We note your response to prior comments 14 and 15 of our letter dated October 14, 2009, regarding you inclusion of combined results of ADESA and IAAI for the year ended December 31, 2006. Combined financial statements generally are appropriate only for entities under common control or common management, and then only for periods in which that condition existed. Please note it is not appropriate to present non-GAAP combined information for the predecessor period and discuss such results irrespective of management’s belief that it is the most meaningful comparison of the results. Reference is made to both ARB 51 paragraphs 22 and 23 and FASB ASC 810-10-55-1B. Please revise to include a discussion based on your historical financial statements. Additionally, we note you have identified ADESA and IAAI as predecessors in this amendment and the historical financial statements of KAR Holdings now include those of its predecessors. As such, we would not object to a supplemental pro forma presentation and analysis for the year in which the merger took place compared to a pro forma presentation for the immediately preceding year giving effect to the merger as of January 1, 2006.

The Company has removed its presentation of the non-GAAP combined information for the predecessor period. As discussed in the response to comment 5 above, the Company has revised its presentation of the results of operations to include a discussion of predecessor ADESA for the year ended December 31, 2006 compared with the period January 1, 2007 through April 19, 2007, as well as a discussion of predecessor IAAI for the year ended December 31, 2006 compared with the period January 1, 2007 through April 19, 2007. In addition, the Company has revised its presentation to include a supplemental pro forma presentation and analysis for the pro forma year ended December 31, 2006 compared with the pro forma year ended December 31, 2007, giving effect to the merger as of January 1, 2006.

Compensation Discussion and Analysis, page 105

Annual Cash Incentive Programs, page 107

Performance Targets for 2008 for the KAR Holdings, Inc. Annual Incentive Program and the Insurance Auctions, Inc. 2008 Incentive Plan, Page 108

7.	We note your analysis in response to comment 20 of our letter regarding why you believe it is appropriate to exclude the Annual Incentive Program target information pursuant to Instruction 4 to Item 402(b) of Regulation S-K and your indication that the staff previously permitted you to rely upon the exclusion you discuss. Considering no Annual Incentive Program compensation was paid in 2008 because the minimum performance targets were not met, the staff is not inclined to seek additional disclosure from you at this time. However, please confirm your understanding that if, in the future, amounts are paid under your Annual Incentive Program and you intend to rely on Instruction 4 to Item 402(b) to exclude the relative performance targets, you will need to provide the staff with a comprehensive analysis of why disclosure of the performance targets would result in competitive harm, especially considering your targets are tied to adjusted EBITDA, which constitutes data that is disclosed in or derived from your financial statements. The analysis provided in your response does not satisfy the guidance set forth in our Compliance and Disclosure Interpretations, Section 118. Item 402(b) – Executive Compensation; Compensation Discussion and Analysis Question 118.04 and would not be sufficient for the staff to make a determination as to the appropriateness of excluding the applicable performance targets.

The Company confirms its understanding that if, in the future, amounts are paid under the Company’s Annual Incentive Program, the Company will provide the Staff with an analysis of the competitive harm if the Company intends to rely on Instruction 4 to Item 402(b) to exclude the relative performance targets.

Long-Term Equity Incentive Programs, page 109

8.	We note your revised disclosure of page 109 stating that your compensation committee has decided to accelerate the exercisability of all service options outstanding on the effective date of the initial public offering. Please expand your disclosure to describe how this complies with your stated purpose of service options, which serve as an employee retention tool by rewarding continued service.

The Company has revised the disclosure on page 117 in accordance with the Staff’s comment.

9.	Please revise your discussion of exit options on page 109 to clarify that the terms of exercisability have changed subject to the consummation of your public offering as you disclose on page 110.

The Company has revised the disclosure on page 117 in accordance with the Staff’s comment.

KAR LLC Override Units, page 111

10.	We note your response to comment 24 and your revised disclosure on page 112. We reissue our comment in part. Please expand your discussion to disclose the “rights with respect to profits and losses” that are possessed by holders of Override Units or specifically identify where you have provided this information. In this regard, we note that your disclosure includes distribution rights information with respect to Value Units. Please also clarify how Value Units vest and whether “achievement of certain financial objectives” occurs at the same time Value Units are entitled to “participate in distributions” (i.e. the Investment Multiple is at least 3.5).

The Company has revised the disclosure on page 121 in accordance with the Staff’s comment. The disclosure on page 121 now clarifies that the holders of Override Units only have rights with respect to profits and losses by virtue of their participation in distributions of profits from KAR Holdings II, LLC (“KAR LLC”) to its members. With respect to Operating Units, which vest ratably over a four-year period from the date of grant, such Operating Units will participate in distributions from KAR LLC to its members in excess of such members’ original investments in KAR LLC. With respect to Value Units, the portion of the Value Units held by the executive that will participate in distributions from KAR LLC to its members will be determined based on the investment multiple and internal rate of return realized by the Investor Members (as defined in the Registration Statement) on their original investment in KAR LLC.

Consolidated Financial Statements of KAR Holdings, Inc., page F-1

Note 4 – Stock-Based Compensation Plans, page F-21

11.	We note your response to prior comment 29 of our letter dated October 14, 2009. We may have further comment once your offering price is determined.

The Company notes that the Staff may have additional comments after the Company’s offering price is determined.

Note 7 – Goodwill and Other Intangible Assets, page F-29

12.	We note your response to prior comment 30 of our letter dated October 14, 2009. You state you have experienced a track record of keeping long-term relationships with your customers. We also note these customer relationships are with franchised and independent vehicle dealers and large institutional customers none of which accounted for more than 4% of your consolidated revenue in 2008. Given the overall economy and in particular the automotive industry with less dealers and franchises, please explain why there has been no apparent change in your estimated useful lives. Please confirm that you revise your estimates on a timely basis when adverse trends develop and you have adjusted your accounting estimates and assumptions for the current and prior fiscal year as appropriate given actual attrition, if any.

There have been no changes in the estimated useful lives of the Company’s customer relationships as there have been no material changes in the estimated attrition rate of the Company’s customers. The Company confirms that its policy is to revise estimates on a timely basis when triggering events occur, adverse trends develop or significant changes in the business are identified. For example, as discussed in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2008, the Company tested long-lived assets for impairment as indicators arose in the third quarter of 2008. As a result, an impairment charge was recorded to AFC goodwill for $161.5 million and to the AFC trade name for $2.9 million. AFC customer relationships were also reviewed and tested in the third quarter of 2008, resulting in no impairment or change in useful lives.

The AFC customer relationship intangible life of 11 years is the shortest life of any of the Company’s significant customer relationship intangibles. Through September 30, 2009, 22% of the intangible asset has been amortized. Registered dealers at the Company’s AFC branches totaled 13,055 at December 31, 2006 and 10,338 in September 2009. The reduction in registered dealers was, in part, a result of actions the company took to reduce credit risk through termination of relationships with dealers with limited activity and those with the highest credit risk. The Company believes the actual customer attrition experience remains consistent with the estimated useful life assumptions used.

Although there have been adverse changes in the overall economy and conditions in the automotive industry, the supply of used vehicles provided at the Company’s auctions from institutional, captive finance and fleet suppliers has not been negatively impacted. These economic conditions have resulted in fewer independent and franchised dealers, however the Company has experienced shifts in volume between the different dealers. These statements surrounding the Company’s supplier and buyer customer relationships are supported by the stable number of used cars sold at auction since April 2007. The Company believes the actual customer attrition experience remains consistent with the estimated useful life assumptions used for the ADESA customer relationships.

Item 17. Undertakings

13.	We note that you have revised this section to remove certain undertakings. Please re-insert the undertakings located at Item 512(a)(6) of Regulation S-K.

The Company notes the Staff’s comment and respectfully submits that the Company’s securities are not being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. Therefore, the undertakings listed in Item 512(a)(6) of Regulation S-K are not required for this offering and have not been included in the Registration Statement.

Item 16. Exhibits and Financial Statement Schedules

14.	We note your revised disclosure on pages II-2 and II-3 stating that the representations and warranties contained in agreements filed as exhibits have been made “solely” for the benefit of the other parties to the agreement. We further note your statement that these representations and warranties “should not in all instances be treated as categorical statements of fact.” Please revise these statements to remove any potential implication that these exhibits do not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, the Company has revised its disclosure on page II-2 to include the additions and deletions reflected below. Additions are in underscore and deletions are in strikethrough:

“The agreements ~~filed as part of this registration statement or, where noted,~~ included or incorporated by reference as exhibits to this registration statement~~,~~ contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties ~~have been~~ were made solely for the benefit of the other parties to the applicable agreement and~~:~~ (i) were not intended to ~~should not in all instances~~ be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement~~, which disclosures are not necessarily reflected in the agreement~~; (iii) may apply contract standards of “materiality” ~~in a way~~ that ~~is~~ are different from ~~what may be viewed as material to you or other investors;~~ “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement ~~and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.~~

The Company acknowledges that, notwithstanding the inclusion of the foregoing general disclaimer, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading. Additional information about KAR ~~Holdings~~ Auction Services may be found elsewhere in this registration statement and KAR ~~Holdings~~ Auction Services’ other public filings, which are available without charge through the SEC’s website at http://www.sec.gov. See “Where You Can Find More Information.””

Please contact the undersigned at (317) 249-4508 should you require further information or have any questions.

Very truly yours,

/s/ Rebecca C. Polak
Rebecca C. Polak
Executive Vice President and General Counsel

cc:	Donna DiSilvio, Senior Staff Accountant
Scott Stringer, Staff Accountant
Mara Ransom, Legal Branch Chief
Chris Chase, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Gregory A. Fernicola, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Peter J. Loughran, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022